Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.01 per share (the “Common Stock”), of SunCoke Energy, Inc. (the “Company,” “we,” “us” and “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

The summary of the general terms and provisions of the Company’s Common Stock set forth below does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which, including all amendments thereto, is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019. We encourage you to read our Certificate of Incorporation, Bylaws, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Our authorized capital stock consists of:

•Three Hundred Million (300,000,000) shares of Common Stock, par value $0.01 per share; and

•Fifty Million (50,000,000) shares of preferred stock, par value $0.01 per share.

Common Stock

•Dividend Rights. Subject to the prior dividend rights of holders of our preferred stock, holders of our Common Stock from time to time are entitled to receive dividends as and when declared by our board of directors (the “Board”) out of legally available funds. The declaration and payment of future dividends to holders of our Common Stock will be at the discretion of our Board and will depend upon our earnings and financial condition, our capital requirements and those of our subsidiaries, regulatory conditions and considerations and other factors as our Board may deem relevant. No cash dividends will be paid with respect to our Common Stock for any period unless dividends for the same period, and any accumulated but unpaid dividends, with respect to any outstanding series of our preferred stock having preferential rights with respect to dividends have been paid.

•Voting Rights. Each share of our Common Stock entitles the holder thereof to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Under our Certificate of Incorporation and Bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

•Liquidation Rights. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of Common Stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

•Preemptive Rights. The holders of our Common Stock do not have any preemptive right to purchase our securities.

•Conversion. Shares of our Common Stock are not convertible into shares of any other class of capital stock.

•Miscellaneous. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Computershare Trust Company, N.A. serves as the registrar, transfer agent and cash dividend paying agent for our Common Stock.

Annual Stockholders Meeting

    Our Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as selected exclusively by our Board. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

    The affirmative vote of a majority of the shares of our Common Stock present, in person or by proxy, at any annual or special meeting of stockholders and entitled to vote will decide all matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our Certificate of Incorporation, or under our Bylaws, a different vote is required, in which case such provision will control.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

    The provisions of our Certificate of Incorporation and Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board, which could result in an improvement of their terms.

•Special Meetings of Stockholders. Our Certificate of Incorporation provides that, subject to the requirements of applicable law and any special rights of holders of preferred stock, a special meeting of stockholders may be called only by the Chairman of our Board or by a resolution adopted by a majority of the number of directors our Board would have if there were no vacancies.

•Stockholder Action by Written Consent. Our Certificate of Incorporation provides that any action that, under the DGCL, may be taken at any meeting of stockholders may be taken in lieu of a meeting by written consent of stockholders if the consent is signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys.

•Removal of Directors. Our Bylaws provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed with cause at any time upon the affirmative vote of holders of at least 80 percent of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class.

•Stockholder Advance Notice Procedure. Our Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The Bylaws provide that any stockholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•Certificate of Incorporation and Bylaws. Our Certificate of Incorporation provides that it may be amended by both the affirmative vote of a majority of our Board or the affirmative vote of the holders of a majority of the outstanding shares of our Common Stock then entitled to vote at any annual or special meeting of stockholders; provided, however, that specified provisions of our Certificate of Incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 80 percent of the voting power of all of the voting stock, voting together as a single class, including: the provisions governing the liability and indemnification of directors; maintenance of certain insurance coverage; and the requirement for supermajority approval of certain amendments to our Certificate of Incorporation.

    In addition, our Bylaws provide that our Bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the Board, or by the affirmative vote at a meeting of the holders of at least a majority of the outstanding shares of our Common Stock; provided, however, that the affirmative vote of the holders of at least 80 percent of the voting power of all of the voting stock, voting together as a single class is required to alter, amend, repeal, or adopt provisions relating to: the right to call a special meeting of stockholders; advance notice of nominations or other business to be properly brought before an annual meeting of stockholders; required vote and procedure for election of directors; setting of a record date for stockholder action by consent; the number, tenure and qualification of directors; the removal of directors and filling of vacancies on the Board; indemnification of directors and officers; and amendment of our Bylaws.

    These provisions make it more difficult for any person to remove or amend any provisions in our Certificate of Incorporation and Bylaws that may have an anti-takeover effect.

    In addition, Section 203 of the DGCL prohibits certain transactions between us and a stockholder who (i) beneficially owns (together with any affiliates or associates) at least 15 percent of our outstanding voting shares or (ii) is an affiliate or associate of the Company and owned 15 percent or more of our outstanding voting shares within the past three years. This provision could prevent certain business combinations between such an interested stockholder and us for a period of up to three years. In addition, our Bylaws divide our Board into three classes of directors serving staggered, three-year terms. Vacancies and newly-created directorships resulting from any increase in the size of our Board may be filled by our Board until the next election of the class for which such director shall have been chosen, even if the directors then on the Board do not constitute a quorum. Members of our Board may only be removed from office by our stockholders for cause. These provisions could delay or prevent a change in control or removal of existing management.

Limitations on Liability

    Our Certificate of Incorporation contains provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving: a breach of the director’s duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; Section 174 of the DGCL, pertaining to unlawful dividends; or a transaction from which the director derives an improper personal benefit. The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or a stockholder’s right to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of fiduciary duty by directors. These provisions do not alter a director’s liability under federal securities laws. The inclusion of this provision in our Certificate of Incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Indemnification

    Our Certificate of Incorporation requires us to indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL and other applicable law, except in the case of a proceeding instituted by the director or officer without the approval of our Board. Our Certificate of Incorporation provides that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

    We have entered into an indemnification agreement with each of our directors. The indemnification agreements provide our directors with contractual rights to the indemnification and expense advancement rights provided under our Certificate of Incorporation, as well as contractual rights to additional indemnification as provided in the indemnification agreement.
Exclusive Forum for Adjudication of Disputes
    Our Bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: any derivative action or proceeding brought on behalf of us; any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers or employees; any action asserting a claim against us, or any of our directors or officers, arising under the DGCL, our Bylaws, or our Certificate of Incorporation; or any action asserting a claim against us, or any of our directors, officers, or employees, that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a stockholder in our company, you will be deemed to have notice of, and have consented to, the provisions of our Bylaws related to choice of forum.
Market Listing
    The shares of our Common Stock are listed on the NYSE under the trading symbol “SXC.”
Transfer Agent and Registrar
    The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.